Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 2, 2022

Monex Group Conference Call Script, Coincheck, Inc. Portion

Fiscal year ended March 31, 2022

As for value enhancement, this will be… four years down the road for Coincheck. Coincheck’s valuation was JPY3.6 billion plus JPY3.8 billion-equivalent earn-out and it has grown to JPY150 billion plus earn-out, or the equivalent, and has also greatly increased its stock value, or the number of accounts, customer assets, and operating revenue each many times over.

Thus, they have a vision, do M&A, and enhance value. That is what we have been doing.

Regarding the listing of…. the Coincheck Group by the SPAC merger, which is written on page two, we are now firmly proceeding with the process. We are moving forward with the listing of… the Coincheck Group on the…NASDAQ…, within this calendar year.

While Coincheck itself will continue to operate firmly in Japan, we will also expand overseas so that when regulations change in Japan in the future, we will be able to immediately bring the know-how and business we have gained overseas to Japan.

In this way, in Japan, we will grow its base by extending what we have done so far. In the US, we will rev up the engine and make it bigger by raising capital through a De-SPAC listing. Coincheck will go global. We are currently implementing each of these growth strategies.

Now, Seimei will explain our business performance.

Seimei: Hello everyone. I am Seimei, Co-CEO and CFO of Monex Group. I would like to explain our consolidated business performance.

For the Crypto Asset segment, we spent JPY5.7 billion on advertising, but segment profit was still JPY13.9 billion. The Asia Pacific and Investment segments remained profitable.

This is the fiscal year of the Crypto Asset segment. Compared to the same period last year, especially in the first half, the market for crypto assets was booming, resulting in a large volume of exchange-traded transactions and an increase in the number of accounts due to the effects of TV commercials and the like. As a result, operating revenue increased 37.5% YoY to JPY28,621 million, which is the highest ever. In addition, earnings from new businesses such as NFTs and Japan’s first IEO are growing steadily.

This is the expenses in the Crypto Asset segment. Here, too, advertising expenses increased by approximately JPY3.7 billion due to aggressive marketing aimed at raising awareness and acquiring new accounts, such as with TV commercials and web advertising. In addition, there were one-time personnel expenses related to preparation for De-SPAC listing, approximately JPY1.5 billion. This was recorded in the fourth quarter, and SG&A expenses totaled JPY14,909 million.

In the Crypto Asset segment, we continue to aim for growth, and for the fiscal year under review, the segment loss was JPY1.1 billion due to the one-time personnel expenses of JPY1.5 billion related to the De-SPAC listing, as I mentioned earlier.

In the Crypto Asset business segment, operating revenue declined 37.2% from the previous quarter to JPY3,160 million due to a slowdown in the trading volume at crypto asset exchanges in the fourth quarter. On the other hand, due to new businesses such as NFTs, income other than net trading income, in Others, steadily increased.

In the Crypto Asset business segment, we curbed advertising expenses in line with the weak market conditions, as you can see in the graph. On the other hand, transient and one-time personnel expenses of approximately JPY1.5 billion were recorded in the period under review in preparation for the De-SPAC listing, resulting in a 10.3% increase in overall expenses from the previous quarter to JPY4,313 million. Fixed costs, excluding these personnel and one-time expenses, continued to remain at low levels.

Also, as shown on page 45, Coincheck has kept the number one market share in Japan by app downloads for three consecutive years, with a 34.6% share. We continue to have a strong market share.

In addition to the trading platform for virtual currency crypto assets, we are also focusing on NFTs and Metaverse, which will be a very fruitful business in the future.

Eventually, through the De-SPAC listings, we hope to extend our growth globally and into various areas, as described on page 48.

Question & Answer

Sasaki [Q]: I am Sasaki from the Bank of America Corporation. I have three questions. First of all, regarding the De-SPAC listing, the SEC has recently issued various regulatory proposals regarding valuations, and I would like to know if the valuations that you have presented now are likely to change in the future or not. Can you tell us about this point?

Matsumoto [A]: I can’t really answer that question because of the SEC’s restrictions, but I can say that the SEC is saying that it is not good for a paper company, or a power-point company, to do a rosy projection while it has no substance.

However, both TradeStation and Coincheck are companies with solid businesses, cash flow, and profits to begin with. Since we are preparing De-SPAC listings for them, what the SEC is doing this time is basically irrelevant to us.

Basically, TradeStation and Coincheck are not directly involved in this SEC matter, and as I said, we are not currently talking about that in terms of overall valuation and particular agencies. However, even if we were to consider such issues of valuations now, we do not think it would have that great an impact.

Sasaki [Q]: I see. Second, regarding the NFT business of Coincheck, if possible, could you tell us how much the GMV is, and how you are collecting the contents now? What kind of things are being issued or traded? May I ask you to tell us about that?

Matsumoto [A]: We have not disclosed much about NFTs yet, but we have “Coincheck NFT” for off-chain platform with KYC-compliant customers and “miime” an on-chain platform with customers around the world who are not KYC-compliant.

Along with the creation of this metaverse, we have also been working hard to purchase and sell LAND token (from “Sandbox”), purchase and sell various collectives, and collaborate with various artists and creators to present their works on a weekly basis at Oasis TOKYO and Oasis KYOTO.

I think the figures are included in Others, as was mentioned earlier in Seimei’s explanation. This light blue area is mainly NFTs and the like, and as you can see, they are increasing, but there is a long way to go.

There is a long way to go, but to use a slightly different analogy, for example, the land in Shibuya after World War II was probably a shabby place where not even a strand of grass would grow, and it was very inexpensive. After that, people like Mr. Goto bought it, a lot of development was done, and now the property values in Shibuya are immense.

This land on the metaverse, or this NFT, is thought to have the same atmosphere as such postwar land in Shibuya, which is still cheap and not yet developed. However, as development progresses in the future, it will become a great asset and a great business.

We believe that the NFT has the potential for significant growth in the future, although the current figures are still small, and we are making efforts in various ways in the off-chain, on-chain, and metaverse.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. (“Coincheck”), Coincheck Group B.V. (“CCG”), Thunder Bridge Capital Partners IV, Inc. (“THCP”) and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP’s solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP’s stockholders in connection with the proposed business combination. THCP’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck’s website at corporate.coincheck.com, or in THCP’s registration statement on Form S-1 filed on June 21, 2021, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP’s stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Monex Group, Inc. (the “Company”), THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting the Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the “Agreement”) and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese material made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

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